UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               Health Power, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                                  ------------
                         (Title of Class of Securities)

                                   42219G 10 3
                             -----------------------
                                 (CUSIP Number)

                               Brian D. Fitzgerald
                             Capital Partners, Inc.
                          One Pickwick Plaza, Suite 310
                               Greenwich, CT 06830
                                 (203) 625-0770

        ----------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 8, 2000

                    ----------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42219G 10 3                                                        13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

      Security Capital Corporation                      #13-3003070
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)[ ]
                                                                  (B)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                 [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                                    0

   NUMBER OF      --------------------------------------------------------------
    SHARES              8.    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                         1,848,433
     EACH         --------------------------------------------------------------
  REPORTING             9.    SOLE DISPOSITIVE POWER
    PERSON
     WITH                           0
                  --------------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      1,848,433

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.7%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO

--------------------------------------------------------------------------------

CUSIP NO.  42219G 10 3                                             13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

      HP Acquisition Corp.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)[ ]
                                                                  (B)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                 [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                                    0

   NUMBER OF      --------------------------------------------------------------
    SHARES              8.    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                         1,848,433
     EACH         --------------------------------------------------------------
   REPORTING            9.    SOLE DISPOSITIVE POWER
    PERSON
     WITH                           0
                  --------------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      1,848,433

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.7%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO

--------------------------------------------------------------------------------

CUSIP NO.  42219G 10 3                                             13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

      FGS, Inc.                                              #51-0315515
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)[ ]
                                                                  (B)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                                    0

   NUMBER OF      --------------------------------------------------------------
    SHARES              8.    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                         1,848,433
     EACH         --------------------------------------------------------------
   REPORTING            9.    SOLE DISPOSITIVE POWER
    PERSON
     WITH                           0
                  --------------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      1,848,433

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES       [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.7%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO

--------------------------------------------------------------------------------

CUSIP NO.  42219G 10 3                                             13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

      CAPITAL PARTNERS, INC.                  #13-3109595
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)[ ]
                                                                  (B)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                 [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                                    0

   NUMBER OF      --------------------------------------------------------------
    SHARES              8.    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                         1,848,433
     EACH         --------------------------------------------------------------
   REPORTING            9.    SOLE DISPOSITIVE POWER
    PERSON
     WITH                           0
                  --------------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      1,848,433

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.7%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      PN

--------------------------------------------------------------------------------

CUSIP NO.  42219G 10 3                                             13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

      CP Acquisition, L.P. No. 1                         #51-0328383
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)[ ]
                                                                  (B)[ ]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                                    0

   NUMBER OF      --------------------------------------------------------------
    SHARES              8.    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                         1,848,433
     EACH         --------------------------------------------------------------
  REPORTING             9.    SOLE DISPOSITIVE POWER
    PERSON
     WITH                           0
                  --------------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      1,848,433

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.7%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      PN

--------------------------------------------------------------------------------

CUSIP NO.  42219G 10 3                                             13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

      FGS Partners, L.P.                                      #06-1326750
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)[ ]
                                                                  (B)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                                    0

   NUMBER OF      --------------------------------------------------------------
    SHARES              8.    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                         1,848,433
     EACH         --------------------------------------------------------------
   REPORTING            9.    SOLE DISPOSITIVE POWER
    PERSON
     WITH                           0
                  --------------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      1,848,433

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.7%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      PN

--------------------------------------------------------------------------------

CUSIP NO.  42219G 10 3                                             13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

      BRIAN D. FITZGERALD               ####-##-####
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)[ ]
                                                                  (B)[ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------

                        7.    SOLE VOTING POWER

                                    0

   NUMBER OF      --------------------------------------------------------------
    SHARES              8.    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                         1,848,433
     EACH         --------------------------------------------------------------
   REPORTING            9.    SOLE DISPOSITIVE POWER
    PERSON
     WITH                           0
                  --------------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      1,848,433

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.7%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN

--------------------------------------------------------------------------------

                          Statement on Schedule 13D

      This Statement on Schedule 13D (this "Schedule 13D") relates to the beneficial ownership of the common stock, par value $0.01 per share (the "Common Stock"), of Health Power, Inc., a Delaware corporation (the "Company"). This
Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

ITEM 1.  SECURITY AND COMPANY.

      The class of equity securities to which this statement relates is the Common Stock issued by the Company, which has its principal executive office at 1209 Orange Street, Wilmington, Delaware 19801.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) This statement on Schedule 13D is being filed on behalf of each of the following (collectively, the "Reporting Persons" and individually a "Reporting Person"):

            (i) Security Capital Corporation, a Delaware corporation ("Security Capital");

            (ii) HP Acquisition Corp., a Delaware Corporation which is a wholly-owned subsidiary of Security Capital ("MergerCo");

            (iii) FGS, Inc., a Delaware corporation ("FGS");

            (iv)  Capital Partners, Inc., a Connecticut corporation ("CP Inc.");

            (v) CP Acquisition, L.P. No. 1, a Delaware limited partnership ("CP Acquisition");

            (vi) FGS Partners, L.P., a Delaware limited partnership ("FGS Partners"); and

            (vii) Brian D. Fitzgerald ("Fitzgerald").

      (b) and (c) See Schedule A hereto.

      (d) No Reporting Person or other person listed in Schedule A hereto has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) No Reporting Person or other person listed in Schedule A hereto has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

      (f)   See Schedule A hereto.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Security Capital, directly, and the other Reporting Persons, indirectly through their ownership interest in Security Capital (See Item 5 below), may be deemed to have acquired beneficial ownership of 1,848,433 shares of Common Stock by virtue of the Voting Agreements (as defined and described in Item 4). No funds or other consideration were given in exchange for such Voting Agreements.

ITEM 4.  PURPOSE OF TRANSACTION.

      On June 8, 2000, Security Capital, MergerCo and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger (the "Merger") of MergerCo with and into the Company (which would continue as the surviving corporation), on the terms and conditions stated therein. Such conditions include, among various other conditions, the approval and adoption of the Merger Agreement by the affirmative vote of stockholders of the Company holding a majority of the shares of Common Stock. As a condition and inducement to Security Capital's and MergerCo's willingness to enter into the Merger Agreement, each of Robert J. Bossart ("Bossart"), Richard T. Kurth ("Kurth"), Bernard F. Master, D.O. ("Master") and Jonathan R. Wagner ("Wagner"), each of whom is a stockholder, and an employee and executive officer, of the Company (each, a "Stockholder") entered into a Stockholder Voting Agreement (each, a "Voting Agreement") with Security Capital dated as of June 8, 2000. Pursuant to each Voting Agreement, each Stockholder agreed (i) to vote, or cause to be voted, for the approval and adoption of the Merger Agreement and the Merger, at any meeting of stockholders of the Company called for that purpose, all of the shares of Common Stock that such Stockholder shall be entitled to vote, whether held by the Stockholder on the date of such agreement or subsequently acquired, and (ii) to vote, or cause to be voted, such shares against the approval of any agreement providing for a merger or other business combination transaction of the Company with a party other than Security Capital, provided that the foregoing obligations would be suspended if the Company's Board of Directors, subject to full compliance with the terms of the Merger Agreement, resolved not to recommend, and did not recommend, to the stockholders that they approve the Merger Agreement, or withdrew its recommendation that they do so. In furtherance of the foregoing, each Stockholder, pursuant to his respective Voting

Agreement, also appointed MergerCo, acting through its designated officers, his proxies to vote all of his shares of Common Stock with respect to the approval of the Merger and the Merger Agreement at any meeting of stockholders of the Company. Pursuant to the Voting Agreements, each Stockholder also agreed, subject to certain limited exceptions, not to transfer his shares of Common Stock except to another stockholder of the Company who was subject to an identical voting agreement, or as Security Capital might otherwise agree.

      As of the date that the Voting Agreements were signed, Bossart, Kurth, Master and Wagner, held (and had voting power with respect to), respectively, 294,118, 63,791, 1,196,336 and 294,188 shares of Common Stock, or a total of 1,848,433 shares of Common Stock. At such time, such shares represented approximately 47.7% of the outstanding Common Stock. The purpose of the Voting Agreements is to facilitate approval of the Merger Agreement by the Company's stockholders.

      Under the terms of the Merger Agreement, MergerCo will be merged with and into the Company, with the Company becoming a subsidiary of Security Capital. In connection with the Merger, the stockholders of the Company are anticipated to receive approximately $26.5 million in cash in exchange for their shares of Common Stock. Security Capital will also assume or pay approximately $9.75 million in liabilities and expenses of the Company, including amounts needed to extinguish certain severance benefits. Following the Merger, it is expected that members of the management team of CompManagement, Inc., a wholly-owned subsidiary of the Company, will remain in their current positions and maintain an equity stake in the surviving company.

      The Merger Agreement was approved by the Board of Directors of Security Capital and the Company, as well as the Company's special committee of Independent Directors. The Merger is expected to be completed by the end of the third quarter 2000, or shortly thereafter. In addition to approval of the Merger Agreement by a majority of the Company's stockholders, the Merger is contingent upon Security Capital's obtaining financing for the transaction, clearance under the Hart Scott Rodino Antitrust Improvements Act of 1976, and other customary conditions for a transaction of this type. The Merger Agreement provides for the Company to call a special meeting of its stockholders as soon as practicable after financing commitments have been obtained for the purpose of obtaining stockholder approval.

      It is anticipated that the transactions contemplated by the Merger Agreement will result in the Common Stock ceasing to be quoted on the OTC Bulletin Board and becoming eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, which are filed as exhibits to this
Schedule 13D and are incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

      (a) MERGERCO: Pursuant to the proxies granted in the Voting Agreements, MergerCo has the shared power to vote, or to direct the vote of, an aggregate of 1,848,433 shares of Common Stock held by the Stockholders, representing approximately 47.7% of the outstanding shares of Common Stock (calculated on the basis of 3,876,974 shares outstanding, based on information provided by the Company to the Reporting Persons).

      SECURITY CAPITAL: By virtue of its position as sole stockholder of MergerCo, and by virtue of entering into each of the Voting Agreements, Security Capital may be deemed to have the power to vote, or the power to direct the vote of, all of the shares of Common Stock which MergerCo has the power to vote, or of which MergerCo has the power to direct the vote.

      REPORTING PERSONS OTHER THAN SECURITY CAPITAL AND MERGERCO: Security Capital is a publicly held corporation, whose shares of Class A Common Stock are registered under Section 12(b) of the Exchange Act and traded on the American Stock Exchange. As reported by Security Capital and the other Reporting Persons in filings with the Securities and Exchange Commission which are publicly available, each of Fitzgerald, CP Inc., FSG, CP Acquisition and FGS Partners have, or may be deemed to have, beneficial ownership of a substantial percentage of the outstanding shares of Security Capital's Class A Common Stock and/or its other class of common stock, the latter of which is not registered under the Exchange Act. By virtue of such beneficial ownership in Security Capital, such Reporting Persons may also be deemed to have the power to vote, or the power to direct the vote of, all of the shares of the Company's Common Stock which Security Capital and MergerCo have the power to vote, or the power to direct the vote.

None of the Reporting Persons or any of the other persons listed on Schedule A hereto owns of record any shares of Common Stock.

      (b) As indicated in response to item 5(a), the Reporting Persons named in response to such item have, or may be deemed to have, shared voting power with respect to the shares of Common Stock identified therein. None of such persons has sole power to vote or direct the vote, or sole or shared power to dispose or direct the disposition of, such shares.

      (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Company's securities in the past 60 days.

      (d) To the knowledge of the Reporting Persons, except as contemplated by the Voting Agreements, each of the Stockholders has retained all rights in respect of his respective shares of Common Stock, including, presumably, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      Each of the Reporting Persons other than Security Capital or MergerCo disclaims the power to vote, or the power to direct the vote of, the shares of Common Stock which Security Capital or MergerCo have the power to vote, or the power to direct the vote.

      (e)   Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE COMPANY.

      Except as indicated in the discussion set forth in other items of this statement, which discussion is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of June 16, 2000, by and among each of the Reporting Persons.

Exhibit 2(a) Stockholder Voting Agreement dated June 8, 2000, by and among Security Capital Corporation and Robert J. Bossart.

Exhibit 2(b) Stockholder Voting Agreement dated June 8, 2000, by and among Security Capital Corporation and Richard T. Kurth.

Exhibit 2(c) Stockholder Voting Agreement dated June 8, 2000, by and among Security Capital Corporation and Bernard F. Master, D.O.

Exhibit 2(d) Stockholder Voting Agreement dated June 8, 2000, by and among Security Capital Corporation and Jonathan R. Wagner.

Exhibit 3 Agreement and Plan of Merger dated June 8, 2000, by and among Security Capital Corporation, HP Acquisition Corp. and Health Power, Inc., incorporated by reference to Exhibit 2 to the Form 8-K dated June 8, 2000 filed by Health Power, Inc. with the Securities and Exchange Commission.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2000


                        SECURITY CAPITAL CORPORATION

                        By: /s/ Brian D. Fitzgerald
                           --------------------------
                           Name:  Brian D. Fitzgerald
                           Title: Chairman

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2000


                        HP ACQUISITION CORP.

                        By: /s/ Brian D. Fitzgerald
                              --------------------------
                              Name:  Brian D. Fitzgerald
                              Title: President

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2000

                        FGS PARTNERS, L.P.

                        By: Capital Partners, Inc.
                            General Partner

                        By: /s/ A. George Gebauer
                            -----------------------
                            Name:  A. George Gebauer
                            Title: Vice President

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2000

                        CP ACQUISITION, L.P. NO. 1

                        By: FGS, Inc.
                            General Partner

                        By: /s/ A. George Gebauer
                            ---------------------------
                            Name:  A. George Gebauer
                            Title: Vice President

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2000

                        FGS, INC.

                        By: /s/ A. George Gebauer
                            ----------------------------
                            Name:  A. George Gebauer
                            Title: Vice President

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2000

                        CAPITAL PARTNERS, INC.

                        By: /s/ A. George Gebauer
                            -----------------------
                            Name: A. George Gebauer
                            Title: Vice President

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2000

                        /s/ Brian D. Fitzgerald
                        --------------------------
                        Name: Brian D. Fitzgerald

                                   SCHEDULE A

                          Security Capital Corporation
                            1111 N Loop West STE 400
                                Houston, TX 77008

            Controlling Persons, Executive Officers and Directors of
              Security Capital Corporation, a Delaware corporation

Brian D. Fitzgerald                          Director, Chairman
A. George Gebauer                            Director, President, Secretary
William R. Schlueter                         Vice President, CFO
William T. Bozarth                           Director
Thomas J. Gochberg                           Director


               --------------------------------------------------


                              HP Acquisition Corp.
                               1209 Orange Street
                           Wilmington, Delaware 19801

            Controlling Persons, Executive Officers and Directors of
                  HP Acquisition Corp., a Delaware corporation

Brian D. Fitzgerald                          President and Director
A. George Gebauer                            Vice President, Assistant Secretary
William R. Schlueter                         Secretary

               --------------------------------------------------

                                  FGS, Inc.
                           1105 North Market Street
                                  Suite 1300
                                P.O. Box 8985
                          Wilmington, Delaware 19899

           Controlling Persons, Executive Officers and Directors of
                      FGS, Inc., a Delaware corporation

Brian D. Fitzgerald                          President, Treasurer, Director
A. George Gebauer                            Vice President, Secretary, Director
Frank J. Sokol                               Vice President, Director


 Messrs. Fitzgerald and Gebauer are principally employed as partners of Capital
     Partners, One Pickwick Plaza, Suite 310, Greenwich, Connecticut 06830.

               ---------------------------------------------------


                             Capital Partners, Inc.
                          One Pickwick Plaza, Suite 310
                          Greenwich, Connecticut 06830

            Controlling Persons, Executive Officers and Directors of
                Capital Partners, Inc., a Connecticut corporation

Brian D. Fitzgerald                          President, Treasurer, Director
A. George Gebauer                            Vice President
William R. Schlueter                         Vice President, Controller
Wendy E. Bolton                              Secretary

Ms. Bolton is principally employed as Office Manager of Capital Partners, Inc., the business address of which is set forth above.

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
                              FGS Partners, L.P.
                           1105 North Market Street
                                  Suite 1300
                                P.O. Box 8985
                          Wilmington, Delaware 19899

            FGS Partners, L.P. is a Delaware limited partnership.

                   General Partner: Capital Partners, Inc.

  See the description of Capital Partners, Inc. above for a description of its controlling persons, executive officers and directors.

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                          CP Acquistion, L.P. No. 1
                           1105 North Market Street
                                  Suite 1300
                                P.O. Box 8985
                          Wilmington, Delaware 19899

                  CP Acquisition, L.P. No. 1 is a Delaware limited partnership.

                  General Partners: Capital Partners, Inc.
                                    FGS, Inc.
                                    FGS Partners, L.P.

  See the description of Capital Partners, Inc. above for a description of its controlling persons, executive officers and directors thereof.

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                             Brian D. Fitzgerald
                          c/o Capital Partners, Inc.
                        One Pickwick Plaza, Suite 310
                         Greenwich, Connecticut 06830

  See the description of Mr. Brian D. Fitzgerald under the description of FGS,
                                  Inc. above.

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         All of the foregoing individuals are United States citizens

                      Index of Exhibits to Schedule 13D

Exhibit 1 Joint Filing Agreement, dated as of June16, 2000, by and among each of the Reporting Persons.

Exhibit 2(a) Stockholder Voting Agreement dated June 8, 2000, by and among Security Capital Corporation and Robert J. Bossart.

Exhibit 2(b) Stockholder Voting Agreement dated June 8, 2000, by and among Security Capital Corporation and Richard T. Kurth.

Exhibit 2(c) Stockholder Voting Agreement dated June 8, 2000, by and among Security Capital Corporation and Bernard F. Master, D.O.

Exhibit 2(d) Stockholder Voting Agreement dated June 8, 2000, by and among Security Capital Corporation and Jonathan R. Wagner.

Exhibit 3 Agreement and Plan of Merger dated June 8, 2000, by and among Security Capital Corporation, HP Acquisition Corp. and Health Power, Inc., incorporated by reference to Exhibit 2 to the Form 8-K dated June 8, 2000 filed by Health Power, Inc. with the Securities and Exchange Commission.